

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2022

Brad Asher
Chief Financial Officer
Ayr Wellness Inc.
2601 South Bayshore Drive, Suite 900
Miami, FL 33133

Re: Ayr Wellness Inc.
Form 40-F for the Fiscal Year Ended December 31, 2021
Filed March 30, 2022
File No. 333-253466

Dear Mr. Asher:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences